SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 27, 2020, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

On behalf of IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA, below is a summary of the resolutions adopted at the General Ordinary and Extraordinary Shareholders’ Meeting held on October 26, 2020:

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
The meeting approved by majority of votes the appointment of the representatives of shareholders ANSES FGS and Cresud SACIF y A to approve and sign the minutes of the Shareholders’ Meeting, jointly with the Chairman.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes the documents required under Section 234, paragraph 1, of General Companies Law No. 19,550 for the fiscal year ended June 30, 2020.

ITEM THREE: ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2020 FOR $11,649,829,387.15. DISTRIBUTION OF SHARE DIVIDENDS.
The meeting approved by majority of votes:
(i)
to allocate 5% of the income for the fiscal year, amounting to $582,491,469.36, to the legal reserve;
(ii)
to distribute the amount of $484,000,000 (four hundred and eighty four million Argentine pesos), as dividends payable in shares of IRSA Propiedades Comerciales S.A., a Company’s subsidiary, to the shareholders ratably according to their shareholding interests;
(iii)
to allocate the balance to the special reserve, which may be used to pay future dividends, to carry out new projects or for any other purpose in the interests of the Company within the next fiscal years; and
(iv)
to delegate to the Board of Directors the power to implement the payment to the shareholders within the terms set forth in the applicable laws, and to apply for and implement the payment of such dividends to the ADR holders.

ITEM FOUR: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes the Board of Directors’ performance for the fiscal year ended June 30, 2020 taking into consideration the legal abstentions.

ITEM FIVE: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes the performance of the Supervisory Committee for the fiscal year ended June 30, 2020.

ITEM SIX: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS ($71,450,320 ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes the sum of $71,450,320 as total compensation payable to the Board of Directors for the fiscal year ended June 30, 2020 and (i) to allocate and distribute such compensation in due course in accordance with the specific duties discharged by its members; (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

ITEM SEVEN: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE ($1,575,000 ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes to pay $1,575,000 to the Supervisory Committee as aggregate fees for the tasks discharged during the fiscal year ended June 30, 2020.

ITEM EIGHT: DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF THREE FISCAL YEARS.
The meeting approved by majority of votes:
i)
to determine in 12 (twelve) the number of regular directors and maintain in 6 (six) the number of alternate directors;
ii)
to renew the appointment of Messrs. Fernando Adrián Elsztain and Daniel Ricardo Elsztain as non-independent Regular Directors;
iii)
to renew the appointment of Mr. Gastón Armando Lernoud as non-independent Alternate Director; and
iv)
to appoint Messrs. Ben Iosef Elsztain and Iair Elsztain as non-independent Alternate Directors.

ITEM NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
The meeting approved by majority of votes to appoint José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as REGULAR STATUTORY AUDITORS and Messrs. Roberto Daniel Murmis, Ariela Levy and Paula Sotelo as ALTERNATE STATUTORY AUDITORS for a term of one fiscal year.

ITEM TEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR.
The meeting approved by majority of votes to appoint the following firms as certifying accountants for the 2020/2021 fiscal year: (a) PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers, with Walter Rafael Zablocky acting as Regular Independent Auditor, and Javier Brondo as Alternate Independent Auditor; and (b) Abelovich Polano & Asociados, with José Daniel Abelovich acting as Regular Independent Auditor and Roberto Daniel Murmis and Noemi Ivonne Cohn as Alternate Independent Auditors.

ITEM ELEVEN: APPROVAL OF COMPENSATION FOR $ 23,498,908 PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes a compensation of $23,498,908 for the tasks developed by the Certifying Accountants for the fiscal year ended June 30, 2020.

ITEM TWELVE: CONSIDERATION OF ANNUAL BUDGET FOR IMPLEMENTATION OF THE AUDIT COMMITTEE’S ANNUAL PLAN.
The meeting approved by majority of votes a budget of $549,000 for the eventual hiring of advisors / consultants and trainings.

ITEM THIRTEEN: CONSIDERATION OF INCENTIVE PLAN FOR EMPLOYEES, MANAGEMENT AND DIRECTORS APPROVED BY THE MEETING HELD ON OCTOBER 30, 2019. GUIDELINES FOR THE IMPLEMENTATION OF THE PLAN WHICH SHALL ALLOCATE SUCH SHARES AS A BONUS, AND THE CAPITAL INCREASE SHALL BE PAID UP WITH THE COMPANY’S RESERVES IN ACCORDANCE WITH THE PROVISIONS SET FORTH IN SECTION 68 OF CAPITAL MARKET LAW NO. 26,831.
The meeting approved by majority of votes to ratify the resolutions adopted by the meeting held on October 30, 2019 as regards the implementation of the incentive plan for employees, management and directors of the Company and to provide that 1% (one per cent) allocated to such plan to be calculated based on the capital outstanding as of the time of implementation and/or execution of the plan, be paid in with reserves – thus allocating such shares as bonus to the beneficiaries of the plan- and/or paid in with contributions made by the beneficiaries, all in accordance with the provisions set forth in Section 68 of the Capital Market Law No. 26,831.

ITEM FOURTEEN: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDINGS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.
The meeting approved by majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, María Florencia Vega and/or María Inés Higa and Mrs. Andrea Muñoz to carry out all the relevant registrations of the preceding resolutions.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: October 29, 2020